  THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA* Philip Magri, Esq.+ Joseph M. Patricola, Esq.*+# * Licensed in NJ + Licensed in NY # Licensed in DC	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 Telephone: (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

April 13, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: H. Christopher Owings
Assistant Director

RE:	EFT BioTech Holdings, Inc. Registration Statement on Form 10 Filed on December 10, 2008 File No. 1-34222

Dear Mr. Owings:

Below please find our responses to the Staff’s comment letter, dated January 8, 2009, (the “Comment Letter”), regarding the above-captioned matter  filed on behalf of our client, EFT BioTech Holdings, Inc. “Company”).  Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Friday, April 10, 2009, pursuant to the Comment Letter.  A copy of Amendment No. 1, marked to show where we responded to your comments, accompanies this response letter.  However, please be advised that Amendment No. 1 contains a substantial amount of changes from the original filing.  Please let us know if you want a paper copy of the marked Amendment wherein specific language changes have been made and indicating where we responded to each specific comment in the Comment Letter.

Also, per your comment letter, the requested certificate from the Company is attached to his response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours, The Sourlis Law Firm /s/ Virginia K. Sourlis, Esq. Virginia K. Sourlis, Esq.

General

1.
Please be advised that your registration statement will automatically become effective sixty days after your filing date of December 10, 2008.  Upon effectiveness you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.  If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

We acknowledge that the Form 10 went effective by operation of law on February 9, 2009 and accordingly we have filed the Company’s Form 10-Q for the quarter ended December 31, 2008.

2.	Please note that you filed your form on EDGAR as Form “10-12B,” while it appears you intend to register securities under 12(g) of the Exchange Act.

We tried to file Amendment No. 1 to Form 10 on EDGAR as Form “10-12G” but were notified by our EDGAR printers/filing agents that such filing was not being accepted as a Form 10-12G due to the Company’s CIK number.  I have never had this happen before with a filing and would appreciate it if you could let me know if you have any knowledge regarding this matter.  We did file, however, the Amendment No. 1 as a Form 10-12B in order to file within the extension period the Staff had granted the Company.

3.
We note your statement that you are “designed around the concept of “Business-to-Consumer.”  Please revise this statement or explain it in light of the face that you sell products to affiliates who resell the product at retail to consumers.  In an appropriate location, please fully explain your affiliate compensation model.  For example we note that your website discusses in Frequently Asked Questions the following compensation-related terminology:  “automatic positioning,” “right leg,” “EFTB leg” and “unlimited cycles.”  Please explain how these and other compensation-related terms relate to your payment model.  Discuss whether there are any requirements for affiliates to sell a certain percentage of their inventory prior to purchasing additional products from you.  Also disclose whether the affiliates are required to pay for training and marketing materials.

We have revised the description of the Company’s business to properly reflect the Company’s operations as well as the affiliate compensation process.  See Item 1.  Business -General.  Also, the Company has revised its website.

4.
Please provide support for the statements on your website that your “powerful program can help everybody; even people new to the industry make a high income” and that you have “one of the highest affiliate payouts in the industry.”  Also support the statement that you provide the “best bio-available spray nutritional product.”  Finally, provide support for each of the awards Mr. Qin has received.

The Company has deleted statements on its website that its “powerful program can help everybody; even people new to the industry make a high income: and that we have the highest affiliate payouts in the industry,” and similar statements deleted from the Company’s website.   The Company has also deleted statements regarding Mr. Quin’s awards from the Company’s website.

5.
On June 12, 2008, you issued a press release announcing restated unaudited financial results for 2007 and 2006.  Please explain why your financial results from 2007 differ significantly from the audited 2007 financial results you include in this Form 10.  In this regard we note that you reported in the press release revenues that are more than four times the amount reported in your Form 10 and net income more than double the audited amount.

Please be advised that the financial statements issued on June 12, 2008 were unaudited.  The 2007 audited financial statements were issued October 20, 2008 and contained significant audit adjustments.

Organizational History, page 4

6.
Please discuss the business purpose of the loans you made to Excalibur International Marine Corporation.  Also disclose any relationship between the company and Excalibur International Marine Corporation prior to the acquisition of 49% of Excalibur International Marine Corporation’s shares.  In this regard, you should provide any disclosure required by Item 404 of Regulation S-K.

 We have made the following disclosure with respect to the loan to Excalibur and have also referenced this disclosure under Item 7, “Certain Relationships and Related Transactions and Director Independence”:

Excalibur International Marine Corporation

Due to the recent changes in policy between Mainland China and Taiwan, an opportunity was recognized to take advantage of direct sailings for cargo and passengers through the Taiwan Strait.  EFT identified Excalibur International Marina Corporation (“Excalibur”), a shipping company located in Taiwan, as a viable entity to participate with in this business opportunity.  In order to expedite the purchase of a new vessel, EFT’s Board of Directors approved a non-interest bearing, unsecured loan to facilitate this purchase. On July 28, 2008, the Registrant loaned $19,193,000 to Excalibur.   This loan was repaid on November 14, 2008. At the time of the transaction, Excalibur was not a related party.

On September 23, 2008, the Registrant signed a loan agreement with Excalibur to lend $2,000,000 at an interest rate of 3.75% per month with a term of no more than 60 days.

 On October 20, 2008, EFT Investment Co., Ltd. was formed as a wholly-owned subsidiary of EFT BioTech Holdings, Inc.  EFT Investment Co., Ltd was formed in Taiwan. On October 25, 2008, EFT Investment Co., Ltd. completed the acquisition of 58,567,750 shares of common stock of Excalibur; representing approximately 49% shares of issued and outstanding shares of Excalibur, for an aggregate purchase price of USD $19,193,000. Prior to the acquisition of Excalibur, Excalibur was not a related person under Item 404 of regulation S-K.

On November 14, 2008, the term of the $2,000,000 loan to Excalibur, now a related party, was extended for a period of 6 months.

On November 25, 2008, the Registrant signed an additional loan agreement with Excalibur, a related party, pursuant to which the Registrant loaned Excalibur $500,000 at the interest rate of 3.75% per month with a term of 30 days with an extension of 6 months. Currently this loan has been extended for an additional 6 months.

 Regulation S Private Placement, page 5

7.
We note your statement in March 2008 you commenced a private placement of up to 10,000,000 units.   You also state that the private placement terminated in October 2008, at which time you sold 14,890,040 units.  Please revise to explain why the number of units sold exceeded the maximum offered under the private placement.  Please make conforming revisions elsewhere in the registrations statement where applicable.

We moved this section to Item 10, “Recent Sales of  Unregistered Securities” (Page 31) and have made the following disclosure in response to your comment  and elsewhere in the registration statement where applicable:

In January 2008, we commenced a private placement of Units exclusively to non-U.S. residents at a purchase price of $3.80 per Unit under the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Registrant under Regulation S thereunder due to the fact that offers and sales were only made to non U.S. residents. The offering was conducted on a best-efforts basis and the placement agent was Buckman, Buckman & Reid, Inc., a registered broker/dealer (“Buckman”). The original offering was for up to 10,000,000 Units but was oversubscribed and increased by Buckman pursuant to the terms of the related Private Placement Memorandum.

8.
The last paragraph on page five states that you used $22,760,000 for a loan.  Please revise to provide additional disclosure regarding this loan and explain whether the funds were used to make a loan or to pay off a loan.

The $22,760,000 loan previously referred to on page 5 was the aggregate amount of  proceeds from the private placement used for transactions with Excalibur. We have updated our filing to explain that $19,193,000 was used to acquire a 49% interest in Excalibur and $2,500,000 was used to make two loans to Excalibur. We have inserted detailed information related to transactions with Excalibur and moved the reference to the appropriate places.  See Item 2, “ Financial Information - Liquidity and Capital Resources - Excalibur International Marine Corporation” Item 7, “Certain Relationships and Related Transactions and Director Independence” and Item 10, “Recent Sales of  Unregistered Securities.”

Products, page 5

9.
Please disclose to the extent to which your business is seasonal.  See Item 101(c)(1)(v) of Regulation S-K.

We have stated that the Company’s business is not seasonal.  See Item 1.  Business - Seasonality on page 10.

We have stated that the Company’s business is not seasonal.  See Item 1.  Business - Seasonality on page 10.

10.
Disclose the specific need, symptom or condition each product is intended to address.

We have disclosed the specific need, symptom or condition that each of the Company’s products is intended to address. See Item 1.  Business - Products on page 9.

Distribution of Our Products, page 9

11.
We note your statements that you buy “product ingredients” from third parties and have “completed products” sent to your fulfillment center in California for shipping to China and Hong Kong.  This language may imply that you are manufacturing products which is inconsistent with your statements elsewhere in the registration statement that you do not manufacture any of the products you sell.  Please revise or advise.

We have amended the language to clarify that there are several manufacturers who produce the Company’s own formulated products and that the Company does not have any manufacturing facilities.

Business-to-Consumer (B2C) Internet Marketing, page 9

12.
Please clarify whether your products are sold outside the United States as it appears they are shipped to affiliates in China and Hong Kong.  We note, however, that your website indicates that products have “won the support and recognition from consumers across America and throughout the world.”  Please provide support for the statement that American consumers support your products.  In a June 24, 2008 press release, you describe your products as “world class American made products.”  Please provide support for this statement, especially since your business description primarily focuses on packaging of products in the United States that were purchased from China and, in the case of Rooibos tea, South Africa.

We have amended the language to state that the Company’s products are predominately manufactured in the United States and shipped to affiliates that, as of the date hereof, are mostly in China and Hong Kong.   Also, the Company has revised its website accordingly. Currently, there are no sales in the United States.

13.	Please explain the “consistent brand image” you seek to promote. We have amended the disclosure to state:

Our products are manufactured by third party vendors and are packaged under the EFT brand.

14.
Please disclose that you do not have any manufacturing agreements with the significant vendors that you have identified and fully describe your relationship with each vendor.

We have disclosed that the Company does not have any vendors that account for a significant portion of the Company’s business and that it does not have manufacturing agreement with any of the Company’s vendors and stated:

The vendors who supply the Company’s formulated products are currently located in the United States. None of our vendors account for a significant portion of our business.  In December of 2008, we contracted with Industry Fulfillment Co., Inc. (“IFC”), a California corporation, to provide quality control on products ordered from vendors.  IFC tracks the quantity and progress on delivery of these orders.  In the future products may be purchased from vendors located outside the United States.  We do not have any commitment or manufacturing agreements with any of our current vendors.  We order products on an “as needed” or an “expected need” basis.

U.S Government Regulation, page 10

15.
You stated that you and your products are subject to regulation by the Federal Trade Commission.  Please clearly explain why you are subject to regulation by the federal trade Commission.

We have revised the disclosure to state that the Company’s products are not subject to regulation by the FDA and we have deleted the references to the FTC.

Government Regulation

Currently, pre-market government approval is not necessary for any of our products and none of our products are otherwise subject to governmental regulation.  The FDA may in the future determine to regulate our nutritional products. If certain of our products are deemed to be drugs or biologics, we will be required to conduct clinical trials to demonstrate the safety and efficacy of these products in order to continue to market and sell them.

The collection of data and processing of transactions through our systems require us to receive and store a large volume of personally identifiable data. This collection, processing and storage of such  type of data is subject to legislation and regulation in various jurisdictions.

Sources and Availability of Raw Material and the Names of Principal Suppliers, page 9

16.
Your references to raw materials and “product ingredients” appear to imply that you are manufacturing products, which is inconsistent with your statements elsewhere in the registration statement that you do not manufacture products.  Please revise or advise.

We have revised the disclosure to state that product ingredients are readily available to the Company’s manufacturers as follows:

Raw materials used in the manufacture of our products by third parties are readily available to these manufacturers.  We are not a party to an agreement for the purchase or delivery of such raw materials.

Item 1A. Risk Factors, page 10

17.
The notes to your financial statements indicate that as of September 30, 2008, you held $35.6 million in cash and cash equivalents in banks and amounts that exceed the federally insured limit.  Please include a risk factor regarding these uninsured amounts of cash and cash equivalents.

We have included the following risk factor regarding uninsured amounts of cash and cash equivalents held by the Company:

We regularly maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000.

We regularly maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000. While the financial position and liquidity of the commercial bank has been exceedingly greater than our uninsured cash balances at any point in time, if the financial position and/or liquidity of the bank were to become impaired, our financial position and the results of our operations could be negatively affected to the extent of account balances held at the financial institution in excess of the federally insured limit.

Selected Financial Data, page 17

18.
Please tell us how you considered the requirement to include five years of selected financial data as required by Item 301(a) of Regulation S-K.  Please also tell us how you considered the need to include interim periods as contemplated by Instruction 4 to Item 301 of regulation S-K.

We have determined that the Company is a “small business issuer” and accordingly is not required to include five years of selected financial data under Instruction 4 to Item 301 of Regulation S-K.

19.
We note that you have labeled your Selected Financial Date as “audited.”  Please tell us if your auditors specifically audited your tabular presentation of this selected financial data under the guidance in SAS 42 or other applicable guidance and are aware and agree to your labeling such data as audited.

We have amended the Selected Financial Data to state that the numbers are unaudited.

Management’s Discussion and Analysis of Financial Condition … page 17

20.
Please delete the references to the Private Securities Litigation Reform Act because you are not eligible to rely on the safe harbors since you are not subject to the reporting requirements of Section 13(a) and 15(d) and you appear to be an issuer of penny stock.  See Section 27A of the Securities Act and Section 21E of the Exchange Act.

We have retained the reference to the Private Securities Litigation Reform Act because as of the date hereof the Form 10 is effective by operation of law and the Company is subject to the reporting requirements of Section 13(a) and 15(d). The Company is not an issuer of penny stock.

21.
Please expand this discussion to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  In doing so, provide additional information about the quality and variability of you earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative or future performance.  In addition, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

For example, you refer to you business expansion plan on page 17.  Please discuss the anticipated effect of the expansion plans on your liquidity and need for funding.  See Item 303 of Regulation S-K

We have disclosed material trends and uncertainties that will have, or are reasonably expected to have, a material impact on the Company’s revenues or income or result in the Company liquidity decreasing or increasing in any material way and have stated:

Industry Trends

We believe that the Business to Customer business is robust and that consumers have become more confident in ordering products, like ours, over the internet.  However, the nutritional supplement and cosmetic e-business markets have become and continue to be increasingly competitive and are rapidly evolving. Barriers to entry are minimal and current and new competitors can launch new websites at a relatively low cost. Many competitors in this area have greater financial, technical and marketing resources than our Company. Continued advancement in technology and increasing access to that technology is paving the way for growth in direct marketing. We also face competition for consumers from retailers, duty-free retailers, specialty stores, department stores and specialty and general merchandise catalogs, many of which have greater financial and marketing resources than we have. Notwithstanding the foregoing, we believe that we are well-positioned within the Asian consumer market with our current plan of supplying American merchandise brands to consumers and that our exposure to both the Asian and American cultures gives us a competitive advantage. There can be no assurance that we will maintain our competitive edge or that we will continue to provide only American made merchandise.

However, the global economy is currently undergoing a period of unprecedented volatility, and the future economic environment may continue to be less favorable than that of recent years. This has led, and could further lead, to reduced consumer spending in the foreseeable future, and this may include spending on nutritional and beauty products and other discretionary items, like our products. In addition, reduced consumer spending may drive us and our competitors to decrease prices. These conditions may adversely affect our revenues and profits.

Our long term plan is to use funds from the private placement and revenues for investments and acquisitions to allow us to grow our existing business operations and to enter into additional territories.  To date, we have not located any acquisition targets nor do we have any commitments for capital expenditures, other than Excalibur.  We believe that due to the current global economic recession, there might be material opportunities for us to acquire smaller companies at discount prices.  There can be no assurances however that we will be successful in doing so.   Our expansion will rely to a great degree on global economic conditions and perceived future changes.  Until such time, we intend to retain our cash reserves to fund our operations.

Contractual Obligations

22.
Please explain to us how you calculated the amounts in your Contractual Obligations table.  In this regard, the timing of payments presented does not appear to match the narrative description in the footnotes below this table and no payments appear to have been included for the City of Industry least for April 1, 2008 to march 31, 2009.

We have deleted this table. We have determined that the Company is a “small business issuer” and accordingly is not required to include the Contractual Obligations table.

Results of Operations, page 18

The Fiscal Year Ended March 31, 2008 … page 18

23.
We note your statement that total liabilities increased and the increase was due to an increase in “deposits from investors.”  Please revise further to describe the nature of  “deposits from investors.”  For example, please discuss whether the deposits are refundable and, if so, describe the terms.

We have revised the disclosure to make clear that deposits from investors consisted of the net proceeds from the Company’s Regulation S Private Placement Offering. Such deposits were never refundable. Moneys were received from investors and held in an escrow account by Buckman, Buckman & Reid, Inc. (“Buckman”), the placement agent, pending the payment of attorneys’ fees and placement agent fees and were considered “restricted cash.” The cash was released from escrow once such payments were made and following each of five closings: two in July of 2008, two in August of 2008 and one in October of 2008. Such cash was then available for lending or operating purposes. Until such release from escrow “restricted cash” was accounted for as an asset and a liability. Following the release from escrow and until the completion of the offering in October 2008, proceeds received from the offering were accounted for as a liability in accordance with GAAP. The private placement ended on October 25, 2008 and the Registrant sold an aggregate of 14,890,040 Units for net proceeds of $51,149,412 consisting of a total of 14,890,040 shares of Common Stock and 14,890,040 Warrants. As of the date hereof, none of the warrants have been exercised or redeemed. See the section entitled “Three Months Ended December 31, 2008 Compared to Fiscal Year Ended March 31, 2008” under Item 2. “Financial Information.”

24.
Please revise your discussion of the results to describe the reasons for increases or decreases in the components of net income.  To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion to the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods sold or the introduction of new products or services.

We have revised the “Results of Operations” discussion to describe the reasons for increases or decreases in the components of net income.

Liquidity and Capital Resources, page 20

25.	Please revise to describe the nature of the “deposits related to a private placement” of your common stock.

We have revised the language to state that assets increased due to cash increases following the private placement of the Company’s stock.

We have revised the language to state that assets increased due to cash increases following the private placement of the Company’s stock.

26.
Your discussion of liquidity and capital resources should not merely restate information already included in your financial statements, but instead should describe your material commitments for capital expenditures and the anticipated source of funds to fulfill those commitments, describe any known trends in your capital resources and identify any known trends or demands that affected or are reasonably likely to affect your liquidity.  Please revise. Refer to Section IV of our Release No. 33-8350.

We have revised the Liquidity and Capital Resources’ section to explain that, to date, we have funded our operations primarily from sales to our Affiliates and through private equity financings and that we intend to do so in the future. We have also described how the current worldwide recession is expected to adversely affect our sales and liquidity for the foreseeable future and that even if consumer spending increases, we are not sure when it will increase for our products which will affect our liquidity. See pages 20 – 21.

Summary of Significant Accounting Policies, page 22

27.
We note your disclosure of Significant Accenting Policies on page 26.  We remind you that your disclosure of critical accounting estimates within Management’s Discussion and Analysis should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  Your disclosure of critical accounting estimates should be limited to those accounting estimates or assumptions where the nature of the estimates of assumptions is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change where the impact of the estimates and assumptions on financial condition or operating performance is material.  While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in Management’s Discussion and Analysis should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.  Please refer to Section V of our release No. 33-8350, and revise.

We have revised the Company’s disclosure regarding critical accounting policies.  See pages 22 -23.

Item 5. Directors and Executive Officers, page 26

28.
Please revise the biography of Dr. Joseph B. Williams to identify the schools from which he obtained the degrees you listed in his biography.

We have deleted Dr. Joseph B. Williams’ biographical information from the Registration Statement since he is no longer with the Company.

Item 6.  Executive Compensation, page 27

29.
Please revise to include a compensation discussion and analysis section to provide all the information required by Item 402 of Regulation S-K.

We have revised the Compensation Table to include a discussion and analysis section and to provide all of the information required by Item 402 of Regulation S-K.

30.
Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements or in managements’ discussion and analysis.  See the Instruction to Item 402(c)(2)(v) of Regulation S-K.

We have made these disclosures in our filing and our financial statement footnote disclosure under “stock-based compensation”.

Item 7. Certain Relationships and Related Transactions … page 29

31.
Please revise to include a description of your polices and procedures for the review of the transactions with related persons.  See Item 404(b) of Regulation S-K.

We have included a description of the Company’s policies and procedures for the review of transactions with related parties:

The Company’s Code of Business Conducts states that the Company shall not, directly or indirectly, including through any subsidiary, make or maintain any new extension of credit or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company. This prohibition includes corporate guarantees but excludes loans under the Company’s 401(k) plan, if any, reimbursable travel and similar expenses incurred while performing executive responsibilities, reimbursable relocation expenses, use of company vehicles for business purposes, and credit and charge cards used only in connection with business and limited ancillary personal purposes (e.g., personal items included in hotel room charges) settled within a reasonable time period (e.g., monthly).

Our Board of Directors review and vote on all proposed transactions involving a related person, including our officers and directors and any affiliates thereof or their respective family members, if any.  The interested director, if any, does not vote on any such matter(s).   In its determination, the Board deliberates whether the proposed transaction is in the best interests of the Company and its stockholders and whether the proposed transaction is as fair and equitable as it would be with non-related party on an “arm’s length basis.”

Item 10. Recent Sales of Unregistered Securities, page 31

32.
Please file as an exhibit a form of the subscription agreement used in connection with the private placement you disclosed.

We filed a form of the Subscription Agreement used in connection with the Regulation S Private Placement discussed as an exhibit to the Company’s Form 10-Q for the quarter ended December 31, 2008 and have incorporated such Form 10-Q by reference in Amendment No. 1 to the Form 10.

Item 11.  Description of Registrant’s Securities to be Registered, page 33

33.
The disclosure indicates that you are authorized to issue 4,975,000 shares of common stock.  However, the articles of merger filed as Exhibit 3.1.1 state that you are authorized to issue 250,000,000 shares of common stock.  Please file the organizational documents that reflect such higher number of authorized shares or revise the registration statement.

We have filed the organizational documents that reflect that the Company is authorized to issue 4,975,000 shares of common stock as an exhibit to the Form 10 filed on December 10, 2008.

34.
In the first comment under the caption “Common Stock” you state that there are 61,089,081 shares of common stock outstanding.  In the second paragraph you state there are 75,983,205 shares of common stock outstanding.  Please revise or advise.

We have revised the second paragraph to state that there are 75,983,205 shares of common stock outstanding.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 35

35.
We note that you issued a press release on February 7, 2008 announcing that you had hired Weinberg & Company, P.A. as you independent auditors.  We also not that your annual financial statements within this filing were audited by Child, Van Wagoner & Bradshaw, PLLC.  Please tell us how you determined that no disclosure was necessary as it appears here that you may have changed you independent auditors.

We have included the disclosure regarding the Company’s change in independent accountants.

Item 15. Financial Statements and Exhibits, page 35

36.
On page 16, you refer to an employment agreement with Ms. Tang.  Please file that agreement as an exhibit to the registration statements.  See Item 601(b)(10)(iii) of Regulation S-K.

We have filed Sharon Tang’s employment agreement as an exhibit to Amendment No. 1 to the Form 10.

37.
Please move the financial statements to precede the signature page.  Also, please renumber the financial statements pages consecutively to remove duplicate page numbers.

We have moved the financial statements to precede the signature page.  We have also re-numbered the financial statement pages to consecutively to remove duplicate page numbers.

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008

General

38.
We note your disclosures throughout your filings concerning the merger with EFT BioTech.  We understand that on November 18, 2007, you acquired 100% of the issued and outstanding shares of EFT BioTech in consideration of 53.3 million shares of your common stock.  We also understand that this transaction resulted in the former shareholders of EFT BioTech controlling 87% of the post-merger entity’s capital stock and you have accounted for this merger as a reverse acquisition with EFT BioTech deemed to be the accounting acquirer of you.  We have the following comments:

•
Please revise Note 1 to your annual financial statements to include information similar to that seen in Note 1 to your interim financial statements.  Specifically, please revise to clarify that at its formation on September 19, 2007, EFT BioTech was merged with EFT Limited in a reorganization of entities under common control.  Please also clarify, if true, that these reorganizations of entities under common control resulted in changes in the legal organization of these predecessors to EFT BioTech but did not result in changes in the reporting entity.

We have made revisions in accordance with the Staff’s comment.

•
Please also clarify here or in another appropriate place in your filing, which of EFT Limited’s subsidiaries are operating companies.  In this regard, we note your disclosure in Note 7 that substantially all of your consolidated income is generated from your BVI operations, and we believe it provides useful information to clarify which subsidiaries are generating the income seen in your financial statements and to briefly address the operating history of such subsidiaries.

EFT International is the operating company that generates substantially all of the Company’s net income. We have made revisions in accordance with the Staff’s comment.

•
We note that you provided only two years of audited financial statements.  Please tell us how you determined your current presentation complied with the requirements of Articles 3.01 and 3.02 of regulation S-X, since we assume the predecessors to EFT BioTech existed prior to the fiscal year 2007.

We have changed their status to Smaller Reporting Company.

•
Please explain to us, and disclose in the footnotes to your financial statements, how you accounted for the reverse merger between you and EFT BioTech.  Specifically, please clarify whether you accounted for this reverse merger using purchase accounting or as a recapitalization, and your reasons for this accounting.

We have made revisions in accordance with the Staff’s comment.

•
Please explain to us how the reverse merger is reflected in your statements of changes to stockholders’ equity.  Please not that if you accounted for this reverse merger as a recapitalization of EFT BioTech, we believe the most appropriate way to reflect this transaction would be to retroactively restate the equity of EFT BioTech prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 53.3 million shares received by EFT BioTech in the merger.  We believe that the shares of common stock held by EFT Holdings immediately prior to the merger should be reflected on a separate line item with the equity statement titled similar to “Shares effectively issued to former EFT Holdings shareholders as part of the November 18, 2007 recapitalization,” presented as though this were an issuance of stock on November 18, 2007.  Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP.  Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

We have made revisions in accordance with the Staff’s comment.

39.	Please apply our comments on your annual financial statements to your interim financial statements, where applicable.

We have applied the comments on our annual financial statements to our interim financial statements.

Notes to Consolidated Financial Statements

Note 2 -- Summary of Significant Accounting Policies, page F-7

Segments

40.
We note that you have not included disclosures about your segments as required by SFAS 131.  If you believe that you have only one operating and reportable segment, please clarify this to your readers as we believe this is useful information.  Additionally, please tell us how you considered the disclosure requirements of paragraph 37 of SFAS 131, since we note that you appear to sell several different types of products.

We have made revisions in accordance with the Staff’s comment.

Related Parties

41.
We noted in Item 1: Business, on page 11 under properties that you lease a 1,700 square foot management office located at the Sino Financial Tower in Hong Kong for $1 per month.  Please tell us if this lease is with a related party and if so, why you have not provided disclosure in the footnotes to you financial statements as required by SFAS 57.  If this lease is not with a related party, please help us understand how you were able to obtain such an advantageous rental rate from a third party.

This property is not leased by the Company and was incorrectly disclosed.  We have deleted all references to this property.

Revenue Recognition, page F-10

42.
We note that your sales are to affiliates.  Please tell us if there are any rights of return or exchange related to these sales.  If so, please tell us and revise your footnote to clarify how you account for these rights of return or exchange when recognizing revenue.

Defective products may be returned for an exchange or full refund anytime.  If the product is not defective, the product can be exchanged within 30 days.  We account for a 6-month warranty to replace the products sold.  Based on historical experience, warranty expense is estimated as follows:

Products sold for 0-2 months, 2% of cost, 3-4 months, 1.5% of cost, 5-6 months, 1% of cost.

43.
We note that you recognize revenue when the delivery is completed.  Please tell us how you consider whether any orders had shipped but not yet been delivered at period end and how you account for such orders.  Please revise your accounting policy to address this matter.

We recognize revenue when the delivery confirmation is received from the delivery company. At period end, we track all the orders shipped but for which we have not yet received delivery confirmation and record those orders as unearned revenue.

44.
We note that you pay your sales affiliates a commission on the products sold.  Please explain to us how you track the products sold by your affiliates and how you ensure that you record all appropriate commissions within a specific period.  Please also clarify to us whether your affiliates earn commissions on all products they purchase from you or if they only earn commissions from purchases made by other affiliates that they introduce to you company, as this is unclear from your current disclosures.

We have revised the disclosure so it reads as follows:

As of December 31, 2008, approximately 500,000 Affiliates were enrolled in the EFT Program. When a customer joins the EFT program, the customer is given a membership ID number. We have a reward system whereby an Affiliate earns monetary rewards for products purchased by such Affiliate and by other persons who join the EFT Program and who were introduced to the program by that Affiliate or through other Affiliates that were originally introduced to the program by that Affiliate. For example, when a new Affiliate joins the program, he/she is required to furnish the referring Affiliate’s ID number. When the next or second Affiliate introduces a third Affiliate to the Company, the second Affiliate as well as the first referring Affiliate earn rewards based on the products purchased by such third Affiliate. This reward system continues for each additional Affiliate. A certain percentage of the total purchase price is paid to the Affiliate as the reward. EFT uses a binary compensation system. For each new order the Affiliate must select a placement on the right or left side of the referring Affiliate’s ID number in order to have the system calculate the rewards earned.

Income Taxes, page F-10

45.	We read that you adopted FIN 48 on January 1, 2007. Please tell us how this is the appropriate date given paragraph 22 of FIN 48 and that your fiscal year begins on April 1.

We have revised the adoption date to April 1, 2007 in accordance with the Staff’s comment.

Recent Accounting Pronouncements, page F-12

46.
Please tell us why you have not included any information related to the adoption of SFAS 157.  Per paragraph 36 of SFAS 157, it is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; therefore, we assume you would have been evaluating the adoption of this standard on April 1, 2008, triggering the need for additional footnote disclosures in your interim financial statements.  We note that you have available for sale securities to which this statement would apply at both March 31, 2008 and September 30, 2008.

Per comment 46, we have made revisions in accordance with the Staff’s comment.

Note 6 – Stockholders’ Equity, page F-14

47.
We note your discussions here and throughout your filing concerning the private placement of you common stock that commenced in March 2008 and was terminated October 2008.  We have the following comments:

•
We note that you initially recorded the cash received from the private placement as restricted cash.  Given your statement on page 37 that this was a “best efforts” offering, please revise your disclosure here or in another appropriate place in your filing to explain why these funds were restricted and the terms of such restrictions, including the dates that such restrictions were lifted.

We recorded the cash received from the private placement as “restricted” cash upon receipt and only during the period such funds were held in escrow.  Moneys were received from investors and held in an escrow account by Buckman, pending the payment of  attorneys’ fees and placement agent’ fees.  The cash was released from escrow once such payments were made and following each of five closings: two in July of 2008, two in August of 2008 and one in October of 2008.  Upon release such cash was available for lending or operating purposes. Until such release from escrow “restricted cash” was accounted for as an asset and liability. Following the release from escrow and until the completion of the offering in October 2008  proceeds received from the offering were accounted for as a liability in accordance with GAAP. The private placement ended on October 25, 2008 and the Registrant sold an aggregate of 14,890,040 Units for net proceeds of $51,149,412 consisting of a total of 14,890,040 shares of Common Stock and 14,890,040 Warrants.  As of the date hereof, none of the warrants have been exercised or redeemed.  We have made revisions to the disclosure in Item 2. “ Financial Information” and Item 10.  “Recent Sales of Unregistered Securities” to reflect this.

•
We note from the disclosures elsewhere in your filing that you used $22.8 million of proceeds from this private placement to make loans to Excalibur International Marine Corporation beginning in July 2008.  Please confirm to us that the restrictions on your private placement proceeds were no longer in existence at the time you loaned these proceeds to Excalibur, or explain this matter to us in more detail.

The  restrictions on our private placement proceeds were no longer in existence at the time we loaned these proceeds to Excalibur.  As described above, moneys were periodically released from escrow following each closing and available for lending or operating purposes. Two closings were held in July, two closings in August and one in October.  The Registrant was thus able to make the loans to Excalibur International Marine Corporation in July, September and November of 2008 as well as acquire a 49% interest in Excalibur.

•
We note that you recorded a liability titled “Deposits from Investors” at both March 31, 2008 and September 30, 2008 to reflect the proceeds raised in your private placement rather than the issuance of the related units in your equity statement.  Please revise your disclosures here or in another place in your filing to better explain the terms of your private placement, including when the units were issued and why they were not issued at the time that cash was received from the private placement investors.

The Units were issued following each closing and the release of funds from escrow as described above.  Until the completion of the offering in October 2008,  proceeds received from the offering were accounted for as a liability in accordance with GAAP. The private placement ended on October 25, 2008 and the Registrant sold in the aggregate 14,890,040 Units for net proceeds of $51,149,412 consisting of a total of 14,890,040 shares of Common Stock and 14,890,040 Warrants.  As of the date hereof, none of the warrants have been exercised or redeemed.

•
We note disclosures throughout your filing that none of the stock warrants issued in this private placement had been exercised as of September 30, 2008.  Given that you do not appear to have issued the Units, including these stock warrants, to your investors until November 2008, we assume it was not possible for these warrants to have been exercised or redeemed as of September 30, 2008.  Please confirm our assumption or explain this matter to us in more detail.

The stock and accompanying warrants purchased by an investor were recorded in the stock ledger of the Registrant following each closing described above and after the release of the related funds from escrow. As of the date hereof, none of the warrants have been exercised or redeemed.  We have made revisions to Item 10.  Recent Sales of Unregistered Securities to reflect this ..

•
Please revise your disclosures here or in another appropriate place in your filing to better explain the terms of your redeemable stock warrants, including explaining the circumstances under which such warrants are redeemable and the redemption price.

We have made revisions to explain the terms of our redeemable stock warrants in accordance with the Staff’s comment. See Item 10.  Recent Sales of Unregistered Securities - Regulation S Private Offering.

•
Please explain to us how you accounted for the issuance of the stock warrants, including how you determined the value assigned to such warrants and how you considered whether the warrants should be classified as a liability under SFAS 133 and EITF 00-19.

The warrants issued to EFT Affiliates to purchase 14,890,040 shares of common stock are referred to throughout EITF 00-19 as “Written Call Options or Warrants.” The only settlement option for the warrants is physical settlement, in which the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer. Consequently, when applying the Model found in paragraph 39, the Company accounted for the warrants as permanent equity. The Company compared the terms of the warrants to paragraphs 12 – 32 of EITF 00-19 to ensure that there was no requirement for an asset/liability classification. Such comparison is outlined below in paragraph by paragraph format using the numbered paragraphs of the EITF.

1) The warrants contain no provision that could require net-cash settlement.

2) The warrants contain no provision that could require net-cash settlement.

3) The warrants do not require settlement in registered shares.

4) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.

5) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.

6) The warrants contain no provision that requires the delivery of registered shares upon exercise and there is no provision to allow for settlement other than the delivery of fully-paid and nonassessable common shares in exchange for the exercise price of $3.80 per share in cash.

7) This paragraph does not apply because common shares were not registered as of the inception of the contract.

8) The Company believes that sufficient authorized and unissued common shares (14,890,040) are available for issuance upon exercise of the warrants.

9) There is an explicit limit on the number of shares to be delivered upon exercise of the warrants. Consequently, paragraphs 20, 21, 22, 23 and 24 do not apply.

10) The contract has no provision for net-cash settlement.

11) The contract has no “top-off” or “make-whole” provisions.

12) Net-cash settlement is not provided for under any circumstance.

13) The contract does not address “nationalization”.

14) The warrants grant no creditor rights to the holder in the event of bankruptcy.

15) The warrants grant no creditor rights to the holder in the event of bankruptcy.

16) The warrants grant no creditor rights to the holder in the event of bankruptcy.

17) The warrants do not require the posting of collateral.

It is our opinion that the warrants issued to EFT Affiliates clearly and conclusively qualify for permanent equity treatment. The amounts received by us from the sale of the warrants have not been separated from that received from the sale stock in the private placement, but has been appropriately included in permanent equity in accordance with the guidance found in EITF 00-19.

48.
Please explain to us your treatment of the warrants in your calculation of diluted earnings per share as of both March 31, 2008 and September 30, 2008.

No warrants were issued prior to September 30, 2008.  For period ended December 31, 2008,  as the average stock price from the private placement termination date to December 31, 2008 was lower than the warrant exercise price, so the warrant has an anti-dilutive effect, therefore is excluded from the calculation.

49.
We note in Item 10 - Recent Sales of Unregistered Securities that from time to time you have issued shares of common stock to executive officers in consideration of services rendered.  We also note the caption “Stock based compensation” on your consolidated Statement of Cash Flows for the years ended March 31, 2008 and March 31, 2007 and for the six months ended September 30, 2008 and September 30, 2007.  Please tell us whether you have adopted SFAS 123R and how you have complied with the disclosure requirements for paragraph 64 of SFAS 123R or why you believe that this statement does not apply to you.

We have made revisions in accordance with the Staff’s comment.  We did not issue any stock options to employees for the periods presented, therefore pro forma disclosures are not required. We value the stock awards using the market price on or around the date the shares were awarded.

Note 7 – Income Taxes, page F-14

50.
Please explain to us why you have not included a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations and the estimated amount and the nature of each significant reconciling item as contemplated by paragraph 47 of SFAS 109.  If you believe that this does not apply to you or is immaterial, please explain to us why, in reasonable detail.  We note that you did provide this disclosure in your interim financial statements.

We have made revisions in accordance with the Staff’s comment.

51.
We note that your company generated substantially all of its net income from its British Virgin Islands operations for the years ended March 31, 2008 and 2007 which are not subject to any tax provision according to BVI tax law.  We also note that you paid dividends to stockholders of $10,439,044 in your fiscal year ended March 31, 2007 and $18, 526,177 in your fiscal year ended march 31, 2008.  Please explain to us if these dividends were paid from earnings distributed from you BVI subsidiaries to your U.S. company , and if so, your basis in GAAP fro determining that you did not need to pay U.S. taxes on those earnings.

The dividends were paid from the earnings of the BVI subsidiaries to former shareholders prior to the reverse merger, none of the dividends were paid to the U.S. company.

Note 9 – Commitments, page F-16_

52.
Please tell us if the lease discussed in this footnote is the same lease discussed in the contractual obligations table in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We note that in this footnote the monthly lease obligation is disclosed as $10,063 whereas in the Contractual Obligations table it was $9,035.  If they are the same lease, please clarify whether this footnote and the Contractual Obligations table are complete.

The U.S. lease discussed in this footnote is the same as the lease included in the contractual obligations table in Management’s Discussion and Analysis of Financials Condition and Results of Operations. We have made revisions in accordance with the Staff’s comment.

53.
For the operating lease in Hong Kong, we note that you disclosed that monthly payments are $50,000.  Monthly payments of $50,000 for one year would total $600,000, but you have disclosed future minimum lease payments for one year as $360,000.  Please reconcile the monthly lease payment disclosed at the bottom of page F-12 with the annual lease payments disclosed at the top of page F-13, and revise as necessary.

According to the lease agreement, the first 2 years of the lease were rent free and we are expensing the 5-year total rent evenly over the life of the lease, i.e. rental expense is recognized on a straight-line basis over the respective lease term.

Consolidated Financial Statements for the Period Ended September 30, 2008

Notes to Consolidated Financial Statements

54.
Please disclose, if true, that your interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.  Refer to Article 3-03(d) of regulation S-X.

We have made revisions in accordance with the Staff’s comment.

55.
Please tell  us why you have not included a statement of changes in stockholders’ equity for the interim period.  Prefer to Article 3-04 of Regulation S-X.

EFT BioTech Holdings, Inc. is a smaller reporting company and files under article 8-03 of Regulation S-X, which states: “Interim financial statements shall include a balance sheet as of the end of the issuer’s most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year.”  Under this article EFT BioTech Holdings, Inc. is not required to file a statement of changes in stockholders’ equity for the interim period.  However, we have made revisions in accordance with the Staff’s comment.

Exhibit 10.1

56.
Please identify the Sellers who were parties to the Share Exchange Agreement, or tell us where in the agreement they are identified.

We have identified the Sellers who were parties to the Share Exchange Agreement in the section titled “Recent Sales of Unregistered Securities.

Exhibit 23.1

57.	Please remove Exhibit 23.1 We have removed Exhibit 23.1

CERTIFICATE

I, Jack Jie Qin, the President, Chief Executive Officer and Chairman (Principal Executive Officer ) EFT BioTech Holdings, Inc. (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No.1 to its Registration Statement on Form 10;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 13th day of April 2009.

By: /s/ Jack Jie Qin Name: Jack Jie Qin Title: President, Chief Executive Officer and Chairman of EFT BioTech Holdings, Inc. (Principal Executive Officer)